December 16, 2005

Filed via EDGAR
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 1-00768

Dear Ms. Blye:

Caterpillar Inc. (“Caterpillar”) wishes to provide supplemental information to address the issues raised in your follow-up letter of November 29, 2005. For your convenience, we have included your comments in this response in italics.

General

1. We note your response to our comment in our letter dated September 26, 2005. With respect to your statements concerning “identifiable” product sales, please tell us whether you believe there have been non-identifiable sales of your products in Iran. To the extent you believe that non-identifiable sales may have occurred, advise us of the reasons you believe some sales may not be identifiable. To the best of your knowledge and belief, describe for us such possible additional sales of your products into Iran, including the nature and probable magnitude of such sales, probable purchasers of the products sold, and whether those products or any of their component parts can be used for military purposes, including the development and production of advanced technologies. If the basis for your belief that there may be non-identifiable sales is that you do not have information regarding all re-sales by independently owned and operated dealers, please advise us whether there are any terms in your subsidiaries’ sales agreements with such dealers that would prohibit or limit the sale of any of your products to agencies or instrumentalities of, or entities controlled by, the government of Iran.

By “identifiable” sales, Caterpillar means all sales through authorized channels, i.e., direct sales by foreign subsidiaries or indirect sales by independently owned and operated dealers. Caterpillar is not aware of sales through unauthorized channels but cannot be certain that such sales do not exist. The sales agreements between Caterpillar foreign subsidiaries and their authorized dealers do not prohibit or limit the sale of Caterpillar products to agencies or instrumentalities of, or entities controlled by, the government of Iran.

2. We note your belief concerning whether your products or their component parts that are sold into Iran are used for military purposes, including the development and production of advanced technologies. Please tell us, to the best of your knowledge, information and belief, whether any of your products sold or slated for sale to or in Iran, or any of their component parts, can be used for military purposes, including the development and production of advanced technologies.

Neither the Caterpillar products that are sold directly or indirectly to Iran, nor their component parts, are specifically designed, developed, configured, adapted, or modified for military applications. Such Caterpillar products are used in civilian applications. Thus, to the best of our knowledge, information and belief, these Caterpillar products cannot be used for military purposes, including the development and production of advanced technologies.

3. We note your materiality analysis describes “nominal” sales in Iran and a “very small market for Caterpillar products” in Iran. To the extent reasonably practical, please quantify the approximate dollar amount of annual sales in Iran.

Caterpillar’s foreign subsidiaries have indicated that the approximate unaudited total value of direct sales and sales by independently owned and operated dealers into Iran in 2004 was less than US$50 million, or 0.16 percent of Caterpillar’s total sales and revenues, which were US$30.25 billion for the fiscal year. Sales in prior years were approximately the same and are not expected to increase significantly in future years.

Acknowledgement:

On behalf of the company, the undersigned acknowledges that:

•	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its Form 10-K for the fiscal year ended December 31, 2004;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

•	Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

Respectfully submitted,

/s/ James B. Buda
James B. Buda
Vice President and General Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629